November 30, 2004

Via Facsimile (646)848-8830 and U.S. Mail

Robert Evans III, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10021

	Re:	AmerUs Group Co.
	 	Schedule TO-I filed November 16, 2004
 		SEC File No.  5-80153


Dear Mr. Evans:

	We have reviewed the filing listed above and have the following comments.

Special Note Regarding Forward-Looking Statements, page ii

1.	The safe harbor for forward-looking statements provided in
the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section
21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Summary

--Expiration Date; extension, termination, page 1

2.	We note that the company has retained the right to terminate the offer "for any reason." Retaining the right to unilaterally terminate the offer may deem the offer to be illusory. Please revise to clarify under what circumstances you may terminate the offer.

--Principal Differences ..., page 4

3.	Revise the summary of principal differences of the OCEANs to summarize the material risks of the new OCEANs where those risks differ from the risks of the existing OCEANs.

4.	In addition, describe the effect on the company`s liquidity
and capital resources from the cash settlement provisions of the new OCEANs, and discuss the means by which the company reasonably expects to finance the cash requirement resulting from conversion of the new OCEANs.

Withdrawal Rights, page 34

5.	Revise to include disclosure that holders have a right to
withdraw tendered OCEANs after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. See Rule 13e-4(f)(2)(ii).

Material U.S. Federal Income Tax Considerations, page 61

6.	Given that doubt exists as to the particular tax consequences of the exchange, please provide an explanation of the degree of the uncertainty, to the extent possible. Further, if the company has received an opinion of counsel with regard to the tax consequences of the exchange, please file the opinion as an exhibit to the Schedule TO. See Item 1016(h) or Regulation M-A.

Incorporation by Reference, page 67

7 	We note that the company intends to incorporate by reference documents filed after the date of the offering circular until termination of the exchange offer. Please be aware that Schedule
TO does not provide for forward incorporation and further confirm that any material change in information will be reported in an amendment to the Schedule TO pursuant to Rule 13e-4(c)(3) and will be disseminated pursuant to the requirements of Rule 13e-4(e)(3), as necessary.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may direct any questions to me by phone at (202) 942-1918 or by facsimile at (202) 942-9638.

								Sincerely,


								Pamela Carmody
								Special Counsel
								Office of Mergers
								and Acquisitions